# STATE OF DELAWARE CERTIFICATE OF AMENDMENT OF CERTIFICATE OF INCORPORATION

The corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware does hereby certify:

**FIRST**: That at a meeting of the Board of Directors of

Lion Capital Holdings, Inc.
resolutions were duly adopted setting forth a proposed amendment of the Certificate of Incorporation of said corporation, declaring said amendment to be advisable and calling for execution of a written consent by the stockholders of said corporation to approve same. The resolution setting forth the proposed amendment is as follows:

**RESOLVED**, that the Certificate of Incorporation of this corporation be amended by changing the Articles thereof numbered "FIRST" & "FOURTH" so that, as amended, each said Article shall be and read as follows:

"FIRST. The name of this Corporation shall be: Defi Global, Inc."

"FOURTH. The total number of shares of stock which this Corporation is authorized to issue is: Two Hundred And Fifty Million (250,000,000) shares, at $0.001 par value per share."

**SECOND**: That thereafter, pursuant to resolution of its Board of Directors, a Shareholders Written Consent was circulated to and executed by Shareholders of record of the Corporation whereby Shareholders holding the necessary number of shares as required by statute voted in favor of the amendment by their execution of said Shareholders' Written Consent.

**THIRD**: That said amendment was thus duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

**IN WITNESS WHEREOF**, said corporation has caused this certificate to be signed this 16th day of February, 2010.

By: ______________________
Authorized Officer

Title: Chief Executive Officer

Name: Jeffrey Rice

State of Delaware
Secretary of State
Division of Corporations
Delivered 04:00 PM 02/19/2010
FILED 04:00 PM 02/19/2010
SRV 100171782 - 3040952 FILE